September 17, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW, Mail Stop 6010

Washington, DC 20549-0306

Attn: Mr. Brian R. Cascio, Accounting Branch Chief

Re:	Electro-Sensors, Inc.

Form 10-KSB for the fiscal year ended December 31, 2007

Filed March 31, 2008

File No. 000-09587

Dear Mr. Cascio:

On behalf of Electro-Sensors, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated August 27, 2008. We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Net revenues, page 10

1.	In future filings separately discuss and quantify sales of products and sales of software each period.

Only the AutoData division develops and sells software. The Controls division manufactures and sells product. In Note 10 Segment Information, we report the sales for each division. In future filings, we undertake to clarify the sales within each division.

Liquidity and Capital Resources, page 12

2.	Please tell us the reason for the significant cash dividends of $3.9 million paid in fiscal 2006.

The Company had cash available and the Board of Directors decided to pay an extra dividend of $1 per share to stockholders. Other than the additional $1 dividend per share, the Company paid the same dividend of .16 per share each year.

Mr. Brian Cascio

September 17, 2008

Critical Accounting Estimates, page 12

3.

Please tell us why you do not believe that there are any significant accounting estimates that are critical at this time. Please explain why accounting for revenue recognition, equity method investments and available sale securities would not be considered critical accounting policies/estimates.

The Company does not believe that there are significant accounting estimates because with few exceptions, the amounts are fixed and determinable.

Accounting for revenue recognition does not include a significant estimate because at the time of shipment the price is fixed and determinable and collectibility is reasonably assured. Customer returns, excluding exchanges and warranty, amount to less than .6% of sales which is deemed to be immaterial to the financial statements.

The equity method investment does not include an estimate since it is valued at $0 on the financial statements. The Company has written off the investment balance and has over $1.4 million in suspended losses, as reported in Note 2.

The available for sale securities are publicly traded stocks and the values are based on the end of the day trading value.

Item 7. Financial Statements

Revenue recognition, page 20

4.

Tell us and revise future filings to explain whether your revenue arrangements include post shipment obligations, refund rights, customer acceptance, and discounts or other price adjustments and how this impacts the timing of revenue recognition. We note the reference to price adjustments being made to remain competitive on page 5.

In future filings we undertake to include information on post shipment obligations, refund rights, customer acceptance, and discounts/price adjustments.

Agreements with our customers do not include an obligation to provide post shipment support. However, customers can call and receive technical assistance for questions regarding installation and setup. The time provided to a customer is minimal. If a customer requests and receives on site support, the time and expenses would be billed separately.

Customers do have refund rights. Refunds (excluding exchanges and warranty) are currently less than .6% of sales. This is immaterial to the financial statements and they are recorded when the product is received.

Mr. Brian Cascio

September 17, 2008

We sell standard products that work in a wide variety of installations. Therefore, acceptance occurs on the shipment of the product. The Company’s low return rate supports the acceptance policy.

Discounts are given at the time of sale. The discounted revenue is the value included in our net sales amount. Price adjustments do occasionally occur and are reported in the period that we are notified of the incorrect price. The amounts are less than .03% of sales and are immaterial to the financial statements. If the price adjustment is material, which has not occurred, we will ensure the adjustment is made to the period in which the initial sale was recognized.

5.

We see that you have significant sales to distributors. Please tell us about the significant terms and conditions of those sales and whether there are any rights of return or subsequent pricing adjustments. In addition, clarify whether your sales to distributors are contingent on the sell through of the products by the distributor. Please refer requirements of SFAS 48 and SAB 104.

Sales to distributors are made on the same terms as sales to end users. However, distributors typically receive a discounted price compared to end users.

Revenue is recognized at the time of shipment because price is fixed and determinable and collectibility is reasonably assured. Distributor returns, excluding exchanges and warranty, amount to less than .6% of sales which is deemed to be immaterial to the financial statements. Price adjustments are less than .03% of sales and are recorded in the period that we are notified of the error. The majority of our distributor sales are passed through sales. We are shipping product that the distributor has typically already sold.

In addition, we have analyzed our revenues under SFAS 48 and SAB 104 and we believe that our revenue recognition is proper.

Note 2. Investment Reported On the Equity Method, page 24

6.

We note your investment in PPT Vision is accounted for under the equity method. Please tell us whether separate financial statements for this equity investment are required by Rule 3-09 of Regulation S-X. In addition, tell us and disclose in future filings how you are accounting for your investment in Rudolph Technologies.

The Company does not believe that separate financial statements for its PPT Vision investment are required because none of the conditions contained in Rule 3-09 of Regulation S-X are satisfied. Regulation S-X, Rule 3-09 requires financial statements of an unconsolidated subsidiary if the conditions set forth in 210-1-02(w) are met substituting 20% for 10%. Rule 3-09 defines a significant subsidiary as a subsidiary that meets any of the following conditions:

Mr. Brian Cascio

September 17, 2008

(1)

The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the last fiscal year. Investments in and advances to PPT are $0 as of the end of the last fiscal year, therefore, the percentage of total assets is 0%.

(2)

The registrant’s and its other subsidiaries’ proportionate share of the total assets of the subsidiary exceeds 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year. The percentage of our proportionate share of PPT’s assets to our total consolidated assets is 3%.

(3)

The registrant’s and its other subsidiaries’ equity in the income from continuing operations of the subsidiary exceed 20% of such income of the registrant and its subsidiaries consolidated for the most recent completed fiscal year. PPT had a net loss for its fiscal year ended October 31, 2007.

The Company’s investment in Rudolph Technologies is accounted for using the available for sale method of accounting. In future filings, we undertake to clarify the method of accounting for this investment.

7.	Please tell us whether you have guaranteed any obligations of PPT or are committed to provide further financial support for PPT.

We have not guaranteed any obligations of PPT nor are we committed to providing any further financial support for PPT.

Item 8A – Controls and Procedures, page 31

8.

Please tell us why you have omitted management’s discussion and evaluation of the Disclosure Controls and Procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. We note you have included Management’s Report on Internal Controls over Financial Reporting, however, you are also required to evaluating the effectiveness of Disclosure Controls and Procedures. Please revise as appropriate. Refer to Item 307 of Regulation S-K.

The omission of management’s discussion and evaluation of disclosure controls and procedures was inadvertent. We will file an amendment to our Form 10-KSB to include the required language.

Mr. Brian Cascio

September 17, 2008

Exhibits 31.1

9.

The certifications pursuant to section 302 of the Sarbanes-Oxley act of 2002 are representations made by the CEO and CFO of the registrant in an individual capacity and not as members of management or officers of the Company. In future filings please revise the certifications to remove the title from the first sentence of the certifications. Refer to Item 601 of Regulation S-K.

We undertake in future filings to revise the certifications to remove the title from the first sentence of the certifications.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure it its filings;

•	Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses in this letter, please feel free to contact me at (952) 930-0100, or our outside securities counsel, Ryan Brauer of Fredrikson & Byron at (612) 492-7252.

Sincerely,

/s/ Bradley D. Slye

________________________

Bradley D. Slye, Chief Executive Officer and Chief Financial Officer

Electro-Sensors, Inc.